SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Amendment No 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

TAL Education Group
(Name of Issuer)

Class A Common Shares, $0.001 par value per share
(Title of Class of Securities)

874080104
(CUSIP Number)

Charles P. Coleman III
c/o Tiger Global Management, LLC
101 Park Avenue, 48th Floor
New York, New York 10178
(212) 984-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Five China Holdings ("China Holdings")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,875,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.3%2
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Consists of 21,875,000 Class B Common Shares. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

2 Assumes conversion of all such reporting person's Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Five Parent Holdings ("Parent Holdings")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,875,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,875,0003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.3%4
14	TYPE OF REPORTING PERSON (See Instructions) OO

3 Consists of 21,875,000 Class B Common Shares. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

4 Assumes conversion of all such reporting person's Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Private Investment Partners V, L.P. ("PIP V")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global PIP Performance V, L.P. ("Performance V")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%8
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global PIP Management V, Ltd. ("Management V")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global, L.P. ("Tiger Global")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global II, L.P. ("Tiger Global II")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Master Fund, L.P. ("Master Fund")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Performance, LLC ("Global Performance")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,000 shares (represented by 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,000 shares (represented by 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tiger Global Management, LLC ("Global Management")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600,000 shares (represented by 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600,000 shares (represented by 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 874080104	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Charles P. Coleman III ("Coleman")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
23,475,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date, and 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
23,475,000 shares (represented by 21,875,000 Class B Common Shares, which may be converted into 21,875,000 Class A Common Shares within 60 days of the filing date, and 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,475,00013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.8%14
14	TYPE OF REPORTING PERSON (See Instructions) IN

13 Consists of 800,000 American Depository Shares and 21,875,000 Class B Common Shares. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.  American Depositary Shares may be exchanged for Class A Common Shares at a 1:2 ratio.
14 Assumes conversion of all such reporting person's American Depository Shares and Class B Common Shares into Class A Common Shares.

CUSIP No. 874080104	13D

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Shares, $0.001 par value per share (the "Class A Common Shares"), of TAL Education Group, a foreign private issuer registered in the Cayman Islands whose registered office is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Issuer") and whose principal executive offices are located at 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People's Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) Tiger Global Five China Holdings, a Mauritius private company ("China Holdings"); (ii) Tiger Global Five Parent Holdings, a Mauritius private company ("Parent Holdings"); (iii) Tiger Global Private Investment Partners V, L.P., a Cayman Islands limited partnership ("PIP V"); (iv) Tiger Global PIP Performance V, L.P., a Cayman Islands limited partnership ("Performance V"); (v) Tiger Global PIP Management V, Ltd., a Cayman Islands exempted company ("Management V" and together with PIP V and Performance V, the "PIP V Entities"); (vi) Tiger Global, L.P., a Delaware limited partnership ("Tiger Global"); (vii) Tiger Global II, L.P., a Delaware limited partnership ("Tiger Global II"); (viii) Tiger Global Master Fund, L.P., a Cayman Islands limited partnership ("Master Fund" and together with Tiger Global and Tiger Global II, the "Tiger Funds"); (ix) Tiger Global Performance, LLC, a Delaware limited liability company ("Global Performance" and together with the Tiger Funds, the "Tiger Performance Entities," and together with PIP V and the Tiger Funds, the "Tiger Global Funds"); (x) Tiger Global Management, LLC, a Delaware limited liability company ("Global Management", and together with the PIP V Entities, the Tiger Performance Entities, Parent Holdings and China Holdings, the "Tiger Global Entities"); and (xi) Charles P. Coleman III ("Mr. Coleman" and together with Tiger Global Entities, the "Reporting Persons"). Mr. Coleman is a citizen of the United States.

China Holdings is a Mauritius private company. Parent Holdings is the controlling shareholder of China Holdings. PIP V is the sole shareholder of Parent Holdings. Performance V is the general partner of PIP V. Management V is the general partner of Performance V. Global Performance is the general partner of each of the Tiger Funds. Global Management acts as the management company to each of the PIP V Entities and the Tiger Performance Entities, and acts as investment manager to each of the Tiger Funds. Each of the Tiger Global Funds is a private investment fund. Mr. Coleman is the managing member of each of Global Management and Global Performance and the director of Management V. The principal business office of the PIP V Entities, Tiger Performance Entities, Global Management and Mr. Coleman is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178. The principal office of Parent Holdings and China Holdings is 27 Cybercity, Ebene, Mauritius.

 (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 12, 2009, China Holdings entered into a Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which China Holdings acquired from certain shareholders 21,875,000 Class B Common Shares for a purchase price of $1.60 per share or $35,000,000 in the aggregate. A copy of the Share Purchase Agreement is filed as Exhibit A hereto.

On October 25, 2010, in connection with the Issuer's initial public offering, the Tiger Funds purchased 800,000 American Depository Shares ("ADS"), exchangeable into Class A Common Shares at a 1:2 ratio, for a purchase price of $10.00 per ADS or $8,000,000 in the aggregate.

The source of the funds for the acquisition of the Class B Common Shares purchased by China Holdings pursuant to the Share Purchase Agreement was from working capital. No part of the purchase price was borrowed by China Holdings for the purpose of acquiring such securities.

The source of the funds for the acquisition of the Class A Common Shares purchased by Tiger Funds was from working capital. No part of the purchase price was borrowed by any of the Tiger Funds for the purpose of acquiring such securities.

This Item 3 (and the other Items of this statement) does not provide a complete description of the Share Purchase Agreement and each such description is qualified in its entirety by reference to the agreement, which was set forth as Exhibit A to the initial Schedule 13D filed by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

Pursuant to Rule 13d-3(d)(1), all Class B Common Shares (which are convertible into Class A Common Shares) held by the Reporting Persons were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A Common Shares owned by such person. Consequently, all Class A Common Share amounts and percentages have been determined by including the Class B Common Shares held by such Reporting Persons.

(c) At the close of business on December 31, 2011, the 800,000 American Depositary Shares owned by the Tiger Funds were transferred to Tiger Global Investments, L.P.  It was a private transaction and the consideration was interests in Tiger Global Investments, L.P.

(d) In addition to the Reporting Persons, Tiger Global Investments, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 692,640 shares (represented by 800,000 American Depositary Shares, which may be exchanged for Class A Common Shares at a 1:2 ratio).

(e) As of December 31, 2011 none of the PIP V Entities, Tiger Performance Entities or Global Management may be deemed to beneficially own greater than 5% of the Class A Common Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2012

Tiger Global Private Investment Partners V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Performance V, L.P.	Signature
Its General Partner
By Tiger Global PIP Management V, Ltd.	Charles P. Coleman III
Its General Partner	Director

Tiger Global PIP Performance V, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Management V, Ltd.	Signature
Its General Partner
Charles P. Coleman III
Director

Tiger Global PIP Management V, Ltd.	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Director

Tiger Global Five Parent Holdings	/s/ Moussa Taujoo
Signature

Moussa Taujoo
Director

Tiger Global Five China Holdings	/s/ Moussa Taujoo
Signature

Moussa Taujoo
Director

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

SK 03008 0001 1256758